UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Unity Software Inc.

(Name of Issuer)

Common stock, $0.000005 par value

(Titles of Class of Securities)

91332U101

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 91332U101	Page 2 of 13

1	NAME OF REPORTING PERSON Silver Lake Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 28,356,238 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 28,356,238 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,356,238 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.5% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Represents beneficial ownership as of December 31, 2020. As of the date of filing, the Reporting Person named above beneficially owned 25,805,254 shares of Common Stock, representing 9.4% of the outstanding Common Stock.

Schedule 13G

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1	NAME OF REPORTING PERSON Silver Lake Technology Investors IV (Delaware II), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 525,651 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 525,651 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 525,651 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Represents beneficial ownership as of December 31, 2020. As of the date of filing, the Reporting Person named above beneficially owned 478,362 shares of Common Stock, representing 0.2% of the outstanding Common Stock.

Schedule 13G

CUSIP No. 91332U101	Page 4 of 13

1	NAME OF REPORTING PERSON SLP Union Aggregator, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,422,668 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,422,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,422,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Represents beneficial ownership as of December 31, 2020 and as of the date of filing.

Schedule 13G

CUSIP No. 91332U101	Page 5 of 13

1	NAME OF REPORTING PERSON SLP Union GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 14,422,668 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 14,422,668 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,422,668 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.3% (1)
12	TYPE OF REPORTING PERSON OO

(1)	Represents beneficial ownership as of December 31, 2020 and as of the date of filing.

Schedule 13G

CUSIP No. 91332U101	Page 6 of 13

1	NAME OF REPORTING PERSON Silver Lake Technology Associates IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,304,557 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,304,557 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,304,557 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)

Represents beneficial ownership as of December 31, 2020. As of the date of filing, the Reporting Person named above beneficially owned 40,706,284 shares of Common Stock, representing 14.9% of the outstanding Common Stock.

Schedule 13G

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1	NAME OF REPORTING PERSON SLTA IV (GP), L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,304,557 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,304,557 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,304,557 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Represents beneficial ownership as of December 31, 2020. As of the date of filing, the Reporting Person named above beneficially owned 40,706,284 shares of Common Stock, representing 14.9% of the outstanding Common Stock.

Schedule 13G

CUSIP No. 91332U101	Page 8 of 13

1	NAME OF REPORTING PERSON Silver Lake Group, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 43,304,557 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 43,304,557 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,304,557 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.0% (1)
12	TYPE OF REPORTING PERSON OO

(1)

Represents beneficial ownership as of December 31, 2020. As of the date of filing, the Reporting Person named above beneficially owned 40,779,493 shares of Common Stock, representing 14.9% of the outstanding Common Stock.

CUSIP No. 91332U101	Page 9 of 13

Schedule 13G

Item 1(a). Name of Issuer:

Unity Software Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

30 3rd Street

San Francisco, California 94103-3104

Item 2(a). Name of Person Filing:

This Schedule 13G is being filed jointly by Silver Lake Partners IV, L.P., a Delaware limited partnership (“SLP IV”), Silver Lake Technology Investors IV (Delaware II), L.P., a Delaware limited partnership (“SLTI IV”), SLP Union Aggregator, L.P., a Delaware limited partnership (“SLP Union”), SLP Union GP, L.L.C., a Delaware limited liability company (“SLP Union GP’), Silver Lake Technology Associates IV, L.P., a Delaware limited partnership (“SLTA IV”), SLTA IV (GP), L.L.C., a Delaware limited liability company (“SLTA IV GP”) and Silver Lake Group, L.L.C., a Delaware limited liability company (“SLG”) (each a “Reporting Person” and, together, the “Reporting Persons”), pursuant to an agreement of joint filing, a copy of which is attached hereto as Exhibit 1.

The general partner of SLP Union is SLP Union GP. SLTA IV is the general partner of each of SLP IV and SLTI IV and is the managing member of SLP Union GP. The general partner of SLTA IV is SLTA IV GP. The managing member of SLTA IV GP is SLG.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

Item 2(c). Citizenship:

See response to Item 4 of each of the cover pages and Item 2(a) above.

Item 2(d). Titles of Classes of Securities:

Common stock, $0.000005 par value (“Common Stock”).

Item 2(e). CUSIP Number:

91332U101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

CUSIP No. 91332U101	Page 10 of 13

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (13 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. Ownership.

(a)	Amount Beneficially Owned:

The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G incorporated by reference in its entirety into this Item 4.

As of December 31, 2020, the Reporting Persons may be deemed to beneficially own an aggregate of 43,304,557 shares of the Issuer’s Common Stock, consisting of (i) 28,356,238 shares of Common Stock held by Silver Lake Partners IV, L.P., (ii) 525,651 shares of Common Stock held by Silver Lake Technology Investors IV (Delaware II), L.P., and (iii) 14,422,668 shares of Common Stock held by SLP Union Aggregator, L.P., representing an aggregate of approximately 16.0% of the issued and outstanding shares of the Issuer’s Common Stock.

As of the date of filing, the Reporting Persons may be deemed to beneficially own an aggregate of 40,779,493 shares of the Issuer’s Common Stock, consisting of (i) 25,805,254 shares of Common Stock held by Silver Lake Partners IV, L.P., (ii) 478,362 shares of Common Stock held by Silver Lake Technology Investors IV (Delaware II), L.P., (iii) 14,422,668 shares of Common Stock held by SLP Union Aggregator, L.P. and (iv) 73,209 shares of Common Stock held by Silver Lake Group, L.L.C., representing an aggregate of approximately 14.9% of the issued and outstanding shares of the Issuer’s Common Stock.

The percentages of beneficial ownership in this Schedule 13G for ownership as of December 31, 2020 are based on 270,777,013 shares of Common Stock of the Issuer outstanding as of November 6, 2020, as reflected in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, which was filed with the Securities and Exchange Commission on November 13, 2020. The percentages of beneficial ownership in this Schedule 13G for ownership as of the date of filing are based on 273.537 million shares of Common Stock of the Issuer outstanding as of December 31, 2020, as reflected in the press release furnished with the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 4, 2021.

(b)	Percent of Class:

See responses to Item 11 on each cover page and Items 2(a) and 4(a) above.

CUSIP No. 91332U101	Page 11 of 13

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page and Items 2(a) and 4(a) above.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page and Items 2(a) and 4(a) above.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page and Items 2(a) and 4(a) above.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page and Items 2(a) and 4(a) above.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

CUSIP No. 91332U101	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

Silver Lake Partners IV, L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Investors IV (Delaware II), L.P.

By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLP Union Aggregator, L.P.

By:	SLP Union GP, L.L.C., its general partner
By: Silver Lake Technology Associates IV, L.P., its managing member
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

CUSIP No. 91332U101	Page 13 of 13

SLP Union GP, L.L.C.

By:	Silver Lake Technology Associates IV, L.P., its managing member
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.

By:	SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

SLTA IV (GP), L.L.C.

By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name: Andrew J. Schader
Title: Managing Director and General Counsel

CUSIP No. 91332U101

Exhibit Index

Exhibit 1	Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.